News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	June 13, 2022

         Seabridge to Begin Drilling a Cluster of Gold-Copper Porphyry Targets at Iskut

Targeting enhanced by MT survey successfully used at KSM

Toronto, Canada... Seabridge Gold (TSX:SEA) (NYSE:SA) reports today that core drilling will commence shortly at its 100%-owned Iskut project in British Columbia.  Work programs will be drill testing gold-copper targets at Bronson Slope and Quartz Rise, while geophysical surveys are underway to evaluate the North Snip target.

In 2020 and 2021, Seabridge undertook drilling and MT geophysical surveys across a large part of the Iskut property.  Regional geophysical surveys of the property show a distinct structural feature that connects Quartz Rise, Bronson Slope and Snip North.  All the prospective intrusions fall along this regional trend and each surveyed intrusion on this trend has a coherent resistivity anomaly at depth like those recognized at KSM.  In addition, the Bronson Slope target contains a measured and indicated resource of 187Mt of 0.36 g/t Au, 0.12% Cu, and drilling at Quartz Rise has encountered gold-copper grades below a clear lithocap.

Seabridge Chairman and CEO Rudi Fronk commented: "We acquired the large land package at Iskut because of its many characteristics similar to our giant KSM project. Our understanding of Iskut has expanded enormously since last fall when important data and observations coalesced into a more complete picture of mineralization on the property."

"We have identified a regional trend that seems to be a primary control on the distribution of mineralized intrusive centers and this discovery has created considerable excitement in our team.  We have lots of experience with a cluster of gold-copper porphyries in the Golden Triangle of similar age and geology at KSM and we are anxious to bring another such district to light." Front said.

Drill testing is beginning on the Bronson Slope target where a resource was developed by a previous operator. This quartz-chalcopyrite-magnetite resource was deposited as a skarn on the border of the complex and into the adjacent wall rock. MT geophysical surveys have identified a clearly-defined zone of resistive rocks within the intrusive complex that could be the source of the chalcopyrite-magnetite mineralization. Drilling below the chalcopyrite-magnetite mineralized zones and into the intrusions has been very limited, but the best grades in the resource project towards this MT anomaly (see attached illustration).

Work is ongoing on the Snip North target with geophysical surveying, surface sampling and relogging historical drill holes.  Later this summer, drilling will continue at Quartz Rise.  The geophysical surveying will cover about 8.8 square kilometers and the drill program is planned for 8,000 meters in six to eight holes at these two targets.

Exploration activities by Seabridge at the Iskut Project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge exploration campaigns. This program includes blank, duplicate and reference standards. Cross-check analyses are conducted at a second external laboratory on at least 10% of the drill samples.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292 www.seabridgegold.com

Seabridge holds a 100% interest in several North American gold projects. The Company's principal assets are the KSM and Iskut Projects located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards. The U.S. Securities and Exchange Commission ("SEC") now recognizes estimates of "measured mineral resources," "indicated mineral resources" and "inferred mineral resources" and uses new definitions of "proven mineral reserves" and "probable mineral reserves" that are substantially similar to the corresponding CIM Definition Standards. However, the CIM Definition Standards differ from the requirements applicable to US domestic issuers. US investors are cautioned not to assume that any "measured mineral resources," "indicated mineral resources," or "inferred mineral resources" that the Issuer reports are or will be economically or legally mineable.  Further, "inferred mineral resources" are that part of a mineral resource for which quantity and grade are estimated on the basis of limited geologic evidence and sampling. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Forward Looking Statements

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, interpretations, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the timing and extent of the work to be performed in work programs in 2022; (ii) the presence of, and potential location of, intrusions along a trend at the Iskut Project and that the trend may be a primary control on the distribution of mineralized intrusive centers; (iii) the resource estimate in respect of the Iskut Project; and (iv) the zone of resistive rocks within the intrusive complex possibly being the source of the chalcopyrite-magnetite mineralization at Bronson slope.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Seabridge 's plans or expectations include the risk that: (i) the geologic formations at the Iskut Project do not conform to the interpretations of data and the geologic models on which they are based that are the foundations for such forward-looking statements; (ii) the assumed presence of and continuity of metals at the Project between drill holes, including at grades estimated in the mineral resource estimate and the other assumptions underlying the resource estimate; and (iii) the availability of necessary equipment, supplies and personnel for the work programs, and other risks outlined in statements made by Seabridge from time to time in the filings made by Seabridge with securities regulators. Seabridge disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com